Exhibit 99.3

WESTERN WIND ENERGY CORP.

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on Friday, June 18, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m., Pacific Time, on Wednesday, June 16, 2010.

Appointment of Proxyholder

I/We, being holder(s) of Western Wind Energy Corp. hereby appoint(s): Jeffrey J. Ciachurski, or failing him, Claus Andrup, or failing him, V. John Wardlow,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Western Wind Energy Corp. to be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, BC, V6C 2T4, on Friday, June 18, 2010 at 10:00 AM, Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Number of Directors	☐	☐
To Set the Number of Directors at 6.

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Jeffrey J. Ciachurski	☐	☐	02. Claus Andrup	☐	☐	03. Robert C. Bryce	☐	☐

04. J. Michael Boyd	☐	☐	05. Cash A. Long	☐	☐	06. V. John Wardlow	☐	☐

	For	Withhold

3. Appointment of Auditors	☐	☐
Appointment of Deloitte & Touche, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Against

4. The Shareholder Rights Plan	☐	☐
To approve existing shareholder rights plan.

	For	Against

5. New Stock Option Plan	☐	☐
To approve an ordinary resolution of Disinterested Shareholders approving a new stock option plan.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY